CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

 FOR THE THREE MONTHS ENDED MARCH 31, 2018

 (UNAUDITED – EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Metals Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	March 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$6,517,811	$10,116,324
Amounts receivable (note 6)	66,686	68,636
Taxes receivable	24,708	19,500
Prepaids	268,711	108,195
Total current assets	6,877,916	10,312,655

Non-current assets
Taxes receivable	2,153,236	1,526,702
Deposits	81,076	58,076
Property and equipment (note 5)	1,318,978	1,001,038
Exploration and evaluation assets (note 4)	16,988,230	13,994,090
Total non-current assets	20,541,520	16,579,906

TOTAL ASSETS	$27,419,436	$26,892,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$778,068	$906,291

Shareholders' equity
Capital stock (note 7)	30,642,596	29,899,525
Share-based payment reserve (note 7)	4,449,011	3,278,378
Deficit	(8,450,239)	(7,191,633)
Total shareholders' equity	26,641,368	25,986,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$27,419,436	$26,892,561

Nature of operations and going concern (note 1) Subsequent events (note 10)

Approved by the Board and authorized for issue on May 18, 2018:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2018	2017

Depreciation (note 5)	$865	$6,998
Exploration expenditures (recovery)	(23,936)	7,781
Foreign exchange (gain) loss	(391,937)	8,328
Insurance	14,397	12,514
Interest income	(24,794)	(27,660)
Management and director fees (note 6)	74,296	78,546
Office and miscellaneous	21,719	25,509
Professional fees (note 6)	62,642	53,520
Regulatory and transfer agent fees	26,061	23,542
Rent and communications	46,396	40,803
Remuneration (note 6)	239,068	95,936
Share-based compensation (notes 6 and 7)	1,019,104	1,019,443
Shareholder and investor relations	69,384	53,051
Technical consultants	6,000	30,917
Tradeshow and travel	119,341	86,948
Net and comprehensive loss for the period	$(1,258,606)	$(1,516,176)

Basic and diluted comprehensive loss per common share	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	63,973,641	48,031,545

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(1,258,606)	(1,516,176)
Items not affecting cash:
Depreciation	865	6,998
Interest income	(24,794)	(27,660)
Share-based compensation	1,019,104	1,019,443
Changes in non-cash working capital items:
Amounts receivable	1,950	22,702
Taxes receivable	(631,742)	(169,137)
Prepaids and deposits	(183,516)	(45,758)
Accounts payable and accrued liabilities	(15,961)	(58,808)
Net cash used in operating activities	(1,092,700)	(768,396)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	755,588	76,250
Capital stock issuance costs	(116,093)	-
Net cash provided by financing activities	639,495	76,250

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	24,794	3,739
Exploration and evaluation assets	(2,968,126)	(1,096,208)
Option payment received	126,007	-
Purchase of property and equipment	(327,983)	(18,029)
Net cash used in investing activities	(3,145,308)	(1,110,498)

Change in cash and cash equivalents, during the period	(3,598,513)	(1,802,644)
Cash and cash equivalents, beginning of the period	10,116,324	8,928,717
Cash and cash equivalents, end of the period	$6,517,811	$7,126,073

Cash and cash equivalents is represented by:
Cash	$6,517,811	765,483
Cash equivalents	-	6,360,590
Total cash and cash equivalents	$6,517,811	$7,126,073

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$627,987	$114,820
Depreciation	$11,025	$-
Share-based compensation	$154,829	$81,405

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2016	47,772,517	$19,362,804	$544,757	$(2,316,372)	$17,591,189

Warrants exercised	381,250	76,250	-	-	76,250
Share-based compensation	-	-	1,100,848	-	1,100,848
Net and comprehensive loss for the period	-	-	-	(1,516,176)	(1,516,176)

Balance at March 31, 2017	48,153,767	19,439,054	1,645,605	(3,832,548)	17,252,111

Capital stock issued	9,572,810	10,051,451	-	-	10,051,451
Capital stock issuance costs	-	(773,565)	-	-	(773,565)
Recovery of capital stock issuance costs	-	7,698	-	-	7,698
Warrants exercised	5,851,321	1,170,264	-	-	1,170,264
Stock options exercised	25,005	4,623	(3,123)	-	1,500
Share-based compensation	-	-	1,635,896	-	1,635,896
Net and comprehensive loss for the period	-	-	-	(3,359,085)	(3,359,085)

Balance at December 31, 2017	63,602,903	29,899,525	3,278,378	(7,191,633)	25,986,270

Capital stock issued (note 7)	451,800	749,988	-	-	749,988
Capital stock issuance costs (note 7)	-	(15,817)	-	-	(15,817)
Stock options exercised (note 7)	35,000	8,900	(3,300)	-	5,600
Share-based compensation (note 7)	-	-	1,173,933	-	1,173,933
Net and comprehensive loss for the period	-	-	-	(1,258,606)	(1,258,606)

Balance at March 31, 2018	64,089,703	$30,642,596	$4,449,011	$(8,450,239)	$26,641,368

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL” and on the OTCQX under the symbol “SVCMF”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $6.5 million contribute to working capital of $6.1 million. Together with the prospectus offering of $17.3 million which closed on May 17, 2018 (note 10), management believes this will be sufficient to fund exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete its phase III exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These condensed consolidated interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these consolidated financial statements, and have been consistently applied, save for the adoption of IFRS 9 and 15, starting on January 1, 2018, in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 18, 2018.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexico corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexico corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Change in accounting policy – financial instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in accounting policy - financial instruments (continued)

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Short term investment	FVTPL	FVTPL
Amounts receivable	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost

The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in accounting policy – revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. As the Company has no revenues, the change did not impact accumulated deficit or any assets and liabilities on the transition date.

3.	NEW STANDARDS NOT YET ADOPTED

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The Company has not yet completed the process of assessing the impact that IFRS 16 will have on its consolidated financial statements or whether to early adopt this new requirement.

4.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	Las Chispas	Other	Total
Balance at December 31, 2016	$95,882	$508,805	$353,022	$3,129,247	$73,677	$4,160,633
Acquisition costs:
Option, concession, and surface rights payments	9,204	26,740	1,114	623,452	61,109	721,619
Exploration and evaluation expenditures:
Assays	-	-	-	1,018,392	-	1,018,392
Depreciation	-	-	-	38,305	-	38,305
Drilling	-	-	-	5,825,873	-	5,825,873
Field and administrative costs	-	-	-	1,024,891	-	1,024,891
Salaries and remuneration	-	-	-	673,268	-	673,268
Share-based compensation	-	-	-	285,723	-	285,723
Technical consulting services	-	-	-	207,326	-	207,326
Travel and lodging	-	-	-	114,447	-	114,447
Subtotal, additions	9,204	26,740	1,114	9,811,677	61,109	9,909,844
Impairment	(76,387)	-	-	-	-	(76,387)
Balance at December 31, 2017	28,699	535,545	354,136	12,940,924	134,786	13,994,090
Acquisition costs:
Option, concession, and surface rights payments	2,312	-	1,793	166,483	15,993	186,581
Exploration and evaluation expenditures:
Assays	-	-	-	211,560	-	211,560
Depreciation (note 5)	-	-	-	11,025	-	11,025
Drilling	-	-	-	1,951,987	-	1,951,987
Field and administrative costs	-	-	-	253,439	-	253,439
Salaries and remuneration (note 6)	-	-	-	242,817	-	242,817
Share-based compensation (notes 6 and 7)	-	-	-	154,829	-	154,829
Technical consulting services (note 6)	-	-	-	90,838	-	90,838
Travel and lodging	-	-	-	17,071	-	17,071
Subtotal, additions	2,312	-	1,793	3,100,049	15,993	3,120,147
Recovery of exploration and evaluation expenditures	-	(126,007)	-	-	-	(126,007)
Balance at March 31, 2018	$31,011	$409,538	$355,929	16,040,973$	$150,779	$16,988,230

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in the Cruz de Mayo 2 mineral concession located in Sonora State, Mexico. SilverCrest also had an option to purchase a 100% interest in the El Gueriguito concession, located on the Cruz de Mayo Project, until the Company terminated its option agreement in December 2017. As a result, during the year ended December 31, 2017, the Company recorded impairment expense of $76,387 for previously capitalized costs relating to this concession. Subsequent to March 31, 2018, the Company reinstated its option agreement for the El Gueriguito concession and made a payment of US$50,000.

Las Chispas, Sonora, Mexico

The Las Chispas property is located in Sonora, Mexico, and consists of 28 concessions. The Company has either 100% title to or the right and option to purchase up to 100% title to these concessions. The payment terms for the Las Chispas option agreements are detailed below: For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$575,000. During the year ended December 31, 2017, the Company made an option payment of $45,451 (US$35,000). As at March 31, 2018, the remaining payments totalling US$510,000 are scheduled as follows:

•	US$60,000 on May 20, 2018;
•	US$100,000 on May 20, 2019; and
•	US$350,000 on May 20, 2020.

For 13 of the mining concessions, the Company received the right and option to purchase an undivided 100% title for total consideration of US$2,950,000. During the year ended December 31, 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 (of which US$500,000, at the Company’s option, could be paid in common shares of SilverCrest) on June 2, 2018. The amended payment schedule is as follows:

•	US$200,000 on September 22, 2017 (paid);
•	US$1,262,500 on June 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest); and
•	US$1,262,500 on December 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest).

As a result, during the year ended December 31, 2017, the Company paid $129,860 (US$100,000), as scheduled, and $259,720 (US$200,000), as amended, for total options payments of $389,580 (US$300,000).

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During the three months ended March 31, 2018, the Company exercised its option by making the final option payment of $126,510 (US$100,000). During 2016 and 2017, the Company made option payments totalling $65,192 (US$50,000). A 2% net smelter return royalty is payable to the optionor for material from this mining concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined.

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During the year ended December 31, 2017, the Company made an option payment of $25,972 (US$20,000). As at March 31, 2018, the final payment of US$100,000 is due on June 15, 2019.

For one mining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family. During the year ended December 31, 2017, the Company paid $6,493 (US$5,000) towards this concession.

For one mining concession, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company for consideration of $35,006 (MX$500,000) (paid). The Company also agreed to pay US$150,000 upon receiving 100% title to the mining concession, when issued.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata, and Estacion Llano.

On February 28, 2018, the Company entered into an option agreement whereby the optionee can earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (USD$100,000) upon signing (received), USD$100,000 on February 28, 2019, and US$300,000 on February 28, 2020. The Company recorded the option payment and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property.

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

5.	PROPERTY AND EQUIPMENT

	Computer	Equipment	Vehicle	Land(1)	Total
Cost
Balance at December 31, 2016	$18,911	$47,047	$64,061	$-	$130,019
Additions	13,521	31,399	43,365	854,974	943,259
As at December 31, 2017	32,432	78,446	107,426	854,974	1,073,278
Additions	4,476	629	86,148	238,577	329,830
As at March 31, 2018	$36,908	$79,075	$193,574	1,093,551$	1,403,108$

Accumulated depreciation
Balance at December 31, 2016	$9,192	$5,513	$14,051	$-	$28,756
Depreciation for the year	8,670	11,630	23,184	-	43,484
As at December 31, 2017	17,862	17,143	37,235	-	72,240
Depreciation for the period(2)	1,894	2,079	7,917	-	11,890
As at March 31, 2018	$19,756	$19,222	$45,152	$-	$84,130

Carrying amounts
As at December 31, 2017	$14,570	$61,303	$70,191	$854,974	1,001,038$
As at March 31, 2018	$17,152	$59,853	$148,422	1,093,551$	1,318,978$

(1) In March 2018 and May 2017, the Company purchased land located in Sonora, Mexico.

(2)During the three months ended March 31, 2018, depreciation of $11,025 (2017 – $Nil) was included in exploration and evaluation assets (note 4).

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2018, the Company paid or accrued professional fees of $19,707 (March 31, 2017 – $16,093) and capital stock issuance costs of $10,135 (March 31, 2017 – $Nil), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At March 31, 2018, $9,417 (December 31, 2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, and Chief Financial Officer (“CFO”). Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Management fees (1)	$57,500	$61,250
Management remuneration(2)	94,940	33,766
Director fees	16,796	17,296
Share-based compensation(3)	956,213	951,606
	$1,125,449	$1,063,918

(1)

During the three months ended March 31, 2018 and 2017, management fees were paid to a company controlled by the CEO. During the three months ended March 31, 2017, management fees were paid to a company controlled by the Company’s former Executive Vice President.

(2)

During the three months ended March 31, 2018, remuneration and short-term benefits were paid to the President and CFO. During the three months ended March 31, 2017, remuneration and short-term benefits were paid to the CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

6.	RELATED PARTY TRANSACTIONS (continued)

Other transactions

During the three months ended March 31, 2018, the Company:

•

paid remuneration of $61,838 (March 31, 2017 – $33,480) to two employees (March 31, 2017 – one employee) providing technical services who are immediate family members of the Chief Executive Officer of the Company, of which $37,869 (March 31, 2017 – $30,133) was recorded as exploration and evaluation expenditures (note 4) and $23,969 (March 31, 2017 – $3,347) was expensed. The Company also recorded share-based compensation of $83,290 (March 31, 2017 – $54,270) for the vested portion of stock options granted to these employees which was recorded as exploration and evaluation expenditures (note 4); and

•

paid consulting fees of $Nil (March 31, 2017 – $6,875) and recorded share-based compensation expense of $Nil (March 31, 2017 – $13,568), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the three months ended March 31, 2018, the Company allocated to Goldsource $45,118 (March 31, 2017 – $49,375) for its share of these expenses, of which $60,168 (December 31, 2017 – $61,104) was receivable from Goldsource at March 31, 2018.

7.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At March 31, 2018, the Company had 64,089,703 common shares and no preferred shares outstanding.

Three months ended March 31, 2018

On January 17, 2018, the Company completed a private placement, with the new President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with the private placement and incurred $15,817 of capital stock issuance costs.

During the three months ended March 31, 2018, the Company issued 35,000 common shares at $0.16 per common share for gross proceeds of $5,600 on the exercise of options.

Year ended December 31, 2017

During 2017, the Company issued 6,232,571 common shares at $0.20 per share for gross proceeds of $1,246,514 on the exercise of warrants and 25,005 common shares at $0.06 per share for gross proceeds of $1,500 on the exercise of stock options.

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,451. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.45 per share until December 19, 2019. During 2017, in connection with the private placement, the Company incurred $773,565 in capital stock issuance costs.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

7.	CAPITAL STOCK (continued)

Warrants

Warrant transactions during the period (year) are as follows:

	Three months ended March 31, 2018		Year ended December 31, 2017
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	7,402,655	$2.00	8,848,821	$1.03
Issued	225,900	2.29	4,786,405	1.45
Exercised	-	-	(6,232,571)	0.20
Outstanding, end of period (year)	7,628,555	$2.01	7,402,655	$2.00

The warrants outstanding at March 31, 2018 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
December 6, 2018	$3.00	0.68	2,616,250
December 19, 2019	$1.45	1.72	4,786,405
January 17, 2020	$2.29	1.80	225,900
			7,628,555

The weighted average remaining life of warrants outstanding is 1.37 years.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the period (year) are as follows:

	Three months ended March 31, 2018		Year ended December 31, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	4,825,000	$1.24	3,900,005	$1.06
Issued	1,505,000	1.92	950,000	1.95
Exercised	(35,000)	0.16	(25,005)	0.06
Outstanding, end of period (year)	6,295,000	$1.41	4,825,000	$1.24

During the three months ended March 31, 2018, the Company granted:

•	500,000 stock options, on January 2, 2018, to the new President of the Company that can be exercised at a price of $1.84 per share until January 2, 2023;

•	955,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.94 per share until January 4, 2023; and

•	50,000 stock options to an employee that can be exercised at a price of $2.37 per share until March 1, 2023.

Options granted during the three months ended March 31, 2018 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

7.	CAPITAL STOCK (continued)

Stock options (continued)

During the year ended December 31, 2017, the Company granted:

•	100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022; and

•	850,000 stock options, on August 4, 2017, to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022.

Options granted during 2017 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

Stock options outstanding and exercisable at March 31, 2018 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2020	$0.16	2,215,000	2.70	2,215,000
October 17, 2021	$2.56	100,000	3.55	100,000
December 9, 2021	$2.30	1,525,000	3.70	1,525,000
January 3, 2022	$2.55	100,000	3.76	100,000
August 4, 2022	$1.88	850,000	4.35	425,000
January 2, 2023	$1.84	500,000	4.76	-
January 4, 2023	$1.94	955,000	4.77	-
March 1, 2023	$2.37	50,000	4.92	-
		6,295,000		4,365,000

The weighted average remaining life of options outstanding is 3.69 years.

Share-based compensation

The fair value of options granted during the three months ended March 31, 2018 and 2017 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Expected option life (years)	4.56	5.00
Expected volatility	99.15%	79.29%
Expected dividend yield	-	-
Risk-free interest rate	1.86%	1.05%
Expected forfeiture rate	1.00%	1.00%
Fair value per share	$1.36	$1.60
Total fair value	$2,050,700	$160,166

During the three months ended March 31, 2018, the Company recognized share-based compensation expense of $999,609 for the vested portion of these stock options, of which $873,989 was expensed and $125,620 was capitalized as exploration expenditures (note 4). The Company also recognized share-based compensation of $174,324 for the vested portion of stock options previously granted during 2017, of which $145,115 was expensed and $29,209 was capitalized as exploration expenditures (note 4).

During the three months ended March 31, 2017, the Company recognized share-based compensation expense of $80,258 for the vested portion of these stock options. The Company also recognized share-based compensation of $1,020,590 for the vested portion of stock options previously granted during 2016, of which $939,185 was expensed and 81,405 was capitalized as exploration expenditures.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

7.	CAPITAL STOCK (continued)

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended	Year ended
	March 31, 2018	December 31, 2017
Balance, beginning of period (year)	$3,278,378	$544,757
Share-based compensation	1,173,933	2,736,744
Stock options exercised, reallocated to capital stock	(3,300)	(3,123)
Balance, end of period (year)	$4,449,011	$3,278,378

8.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

Saturday, March 31, 2018	Canada	Mexico	Total
Net loss (income) for the period	$1,446,099	$(187,493)	$1,258,606

Asset Information
Taxes receivable	$-	$2,153,236	$2,153,236
Deposits	$81,076	$-	$81,076
Property and equipment	$7,970	$1,311,008	$1,318,978
Exploration and evaluation assets	$-	$16,988,230	$16,988,230

Friday, March 31, 2017
Net loss (income) for the period	$1,530,045	$(13,869)	$1,516,176

Asset Information
Taxes receivable	$-	$609,543	$609,543
Deposits	$58,076	$-	$58,076
Property and equipment	$6,275	$107,197	$113,472
Exploration and evaluation assets	$-	$5,373,154	$5,373,154

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investment, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investment are measured using level 1 inputs.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2018

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2018 and 2017:

	FVTPL	Amortized cost	Amortized cost	Total
Saturday, March 31, 2018		(financial assets)	(financial liabilities)
Financial assets
Cash and cash equivalents	$6,517,811	$-	$-	$6,517,811
Amounts receivable	-	66,686	-	66,686
Total financial assets	$6,517,811	$66,686	$-	$6,584,497

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$778,068	$778,068

Friday, March 31, 2017
Financial assets
Cash and cash equivalents	$7,126,073	$-	$-	$7,126,073
Short term investment	4,000,000	-	-	4,000,000
Amounts receivable	-	67,786	-	67,786
Total financial assets	$11,126,073	$67,786	$-	$11,193,859

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$260,566	$260,566

10.	SUBSEQUENT EVENTS

Subsequent to March 31, 2018, the Company:

•	issued 755,500 common shares at a price of $1.45 per share for gross proceeds of $1,095,475 upon the exercise of warrants; and

•

completed a prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Cash commissions of up to 6% of the gross proceeds were paid in connection with the prospectus offering.

17